UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 2)


                    Under the Securities Exchange Act of 1934




                        Hayes Lemmerz International, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    420781304
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

              [ ] Rule 13d-1(b)
              [X] Rule 13d-1(c)
              [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  420781304
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(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
                        Marathon Asset Management, LLC
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(2)   Check  the  Appropriate Box  if  a  Member of  a  Group (See Instructions)
           (a)                         (b)
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(3)   SEC Use Only
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(4)   Citizenship or Place of Organization:  Delaware
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Number of Shares Beneficially Owned by
   Each Reporting Person With            (5) Sole Voting Power:       1,555,509*
                                             -----------------------------------
                                         (6) Shared Voting Power:             0
                                             -----------------------------------
                                         (7) Sole Dispositive Power:  1,555,509*
                                             -----------------------------------
                                         (8) Shared Dispositive Power:        0
                                             -----------------------------------
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(9)   Aggregate Amount Beneficially Owned by Each Reporting Person:  1,555,509*
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(10)  Check if  the  Aggregate Amount  in  Row  (9) Excludes Certain Shares (See
      Instructions):   N/A
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(11)  Percent of Class Represented by Amount in Row (9):  4.0%*
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(12)  Type of Reporting Person (See Instructions):  IA
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*As of December 31, 2006 (the "Reporting Date"), the shares of the Common Stock, par value $0.01 per share (the "Common Stock"), of Hayes Lemmerz International, Inc. are held by Marathon Special Opportunity Master Fund, Ltd. (the "Fund"). Marathon Asset Management, LLC ("Marathon") serves as the investment manager of the Fund pursuant to an Investment Management Agreement between Marathon and the Fund. Marathon, in its capacity as the investment manager of the Fund, has the sole power to vote and the sole power to direct the disposition of all shares of the Common Stock held by the Fund. As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Marathon is deemed to beneficially own 1,555,509 shares of the Common Stock, or 4.0% of the deemed issued and outstanding shares of the Common Stock as of the Reporting Date.

Item 1(a)  Name Of Issuer.  Hayes Lemmerz International, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices.
           15300 Centennial Drive, Northville, Michigan  48168


Item 2(a)  Name of Person Filing.  Marathon Asset Management, LLC

Item 2(b) Address of Principal Business Office or, if None, Residence. 461 Fifth Ave., 10th Floor, New York, NY 10017

Item 2(c)  Citizenship.  Delaware

Item 2(d)  Title of Class of Securities. Common Stock, par value $0.01 per share

Item 2(e)  CUSIP No.  420781304


Item 3 If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

           Not Applicable.


Item 4     Ownership.

         (a)   Amount Beneficially Owned (as of December 31, 2006)    1,555,509*

         (b)   Percent of Class (as of December 31, 2006)               4.0%*

         (c)   Number of Shares as to which such person has:

             (i) sole power to vote or to direct the vote           1,555,509*

            (ii) shared power to vote or to direct the vote                 0

           (iii) sole power to dispose or to direct the
                   disposition of                                   1,555,509*

            (iv) shared power to dispose or to direct the
                   disposition of                                           0


*As of December 31, 2006 (the "Reporting Date"), the shares of the Common Stock, par value $0.01 per share (the "Common Stock"), of Hayes Lemmerz International, Inc. are held by Marathon Special Opportunity Master Fund, Ltd. (the "Fund"). Marathon Asset Management, LLC ("Marathon") serves as the investment manager of the Fund pursuant to an Investment Management Agreement between Marathon and the Fund. Marathon, in its capacity as the investment manager of the Fund, has the sole power to vote and the sole power to direct the disposition of all shares of the Common Stock held by the Fund. As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Marathon is deemed to beneficially own 1,555,509 shares of the Common Stock, or 4.0% of the deemed issued and outstanding shares of the Common Stock as of the Reporting Date.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [X]


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.


Item 9.   Notice of Dissolution of Group.

          Not Applicable.


Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 14, 2007

                                              MARATHON ASSET MANAGEMENT, LLC


                                              By:/s/ Andrew H. Rabinowitz
                                                 -------------------------------
                                              Name:  Andrew H. Rabinowitz
                                              Title: Chief Financial Officer and
                                                     Chief Operating Officer


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)